Exhibit 99.1

TSX:      JE
NYSE: JE

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES FILING OF PRELIMINARY BASE SHELF PROSPECTUS

TORONTO, ONTARIO – December 2, 2015 - - Just Energy Group Inc. ("Just Energy" or the "Company"), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced that it has filed a preliminary short form base shelf prospectus (the "Prospectus") with the securities regulatory authorities in each of the provinces of Canada (other than the province of Quebec) and a corresponding registration statement on Form F-10 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Act of 1933, as amended.  Upon the Company filing and receiving a receipt from the appropriate securities regulatory authorities for a final short form base shelf prospectus, the Company will be able to offer to the public certain debt, equity and other securities of Just Energy (the "Securities") up to an aggregate offering amount of CDN$1 billion (or the equivalent in other currencies) during the 25-month period that the final short form base shelf prospectus, including any amendments thereto, remains effective.  Securities may be offered in amounts, at prices and on terms to be determined at the time of sale, the details of which will be set forth in a prospectus supplement to the final short form base shelf prospectus and, subject to applicable regulations, may include "at-the-market" transactions, public offerings or strategic investments.  The net proceeds from the sale of any Securities will be used for purposes as set out in the applicable prospectus supplement.

A copy of the Prospectus may be obtained from the Company upon written request to Just Energy at 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1, Attention: Corporate Secretary.  The Prospectus can also be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

No securities regulatory authority has either approved or disapproved of the contents of this press release.  The Registration Statement filed today with the SEC has not yet become effective.  No Securities may be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective.  This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.  .

About Just Energy Group Inc.

Established in 1997, Just Energy is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar solutions. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to future offerings of Securities, the type, amount, price, terms and other particulars of Securities that may be offered and the use of proceeds from the sale of any Securities. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or on the U.S. Securities Exchange Commission's website at www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com